Exhibit 99.2

UCARE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	April 30,	October 31,
	2025	2024
	(unaudited)
ASSETS
Cash and cash equivalents	$269,179	$267,369
Accounts receivable, net	4,385,951	4,594,897
Due from related party	186,381	190,382
Prepaid assets and other receivable	139,875	964,951
Other current assets	158,686	162,478
Total Current Assets	5,140,072	6,180,077

Fixed assets, net	35,685	66,963
Deferred tax assets	860,051	934,464
Total Non-current Assets	895,736	1,001,427

Total Assets	$6,035,808	$7,181,504

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Accounts payable	$987,864	$1,039,051
Accrued liabilities and other payables	972,999	1,538,398
Salary payable	1,194,816	1,451,471
Taxes payable	267,447	263,494
Due to related parties	202,817	207,171
Contract liabilities	1,679,113	1,464,476
Short term loans	412,621	421,479
Total Current Liabilities	5,717,677	6,385,540

Long term loans	3,491,017	3,519,805
Total Non-current Liabilities	3,491,017	3,519,805

Total Liabilities	9,208,694	9,905,345

Commitments and contingencies (see Note 15)

Mezzanine Equity:
Series A-1 preferred shares ($0.0001 par value, 1,476,741 shares authorized; 1,476,741 shares issued and outstanding at April 30, 2025 and October 31, 2024)	1,696,586	1,696,586
Series A-2 preferred shares ($0.0001 par value, 601,884 shares authorized; 601,884 shares issued and outstanding at April 30, 2025 and October 31, 2024)	848,279	848,279
Series B-1 preferred shares ($0.0001 par value, 2,054,487 shares authorized; 2,054,487 shares issued and outstanding at April 30, 2025 and October 31, 2024)	2,434,918	2,434,918
Series B-2 preferred shares ($0.0001 par value, 3,668,728 shares authorized; 3,668,728 shares issued and outstanding at April 30, 2025 and October 31, 2024)	5,046,942	5,046,942
Series B+ preferred shares ($0.0001 par value, 1,975,544 shares authorized; 1,975,544 shares issued and outstanding at April 30, 2025 and October 31, 2024)	2,864,849	2,864,849
Total mezzanine equity	12,891,574	12,891,574

Shareholders’ Deficits:
Ordinary shares ($0.0001 par value, 490,222,616 shares authorized; 10,000,000 shares issued and outstanding at April 30, 2025 and October 31, 2024)	1,000	1,000
Additional paid-in capital	31,854,637	31,837,949
Subscription receivable	(1,000)	(1,000)
Accumulated deficits	(46,998,363)	(46,750,013)
Accumulated other comprehensive loss	(920,734)	(703,351)
Total shareholders’ deficits	(16,064,460)	(15,615,415)

Total Mezzanine Equity and Shareholders’ Deficits	(3,172,886)	(2,723,841)

Total Liabilities, Mezzanine Equity and Shareholders’ Deficits	$6,035,808	$7,181,504

UCARE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	For the Six Months Ended April 30,
	2025	2024
Revenues	$2,012,283	$3,132,801
Cost of Revenues	289,444	323,610
Gross Profit	1,722,839	2,809,191

Operating Expenses
Selling and marketing	650,798	1,090,742
General and administrative	637,900	481,010
Research and development	569,661	653,827
Total Operating Expenses	1,858,359	2,225,579

(Loss) Income from Operations	(135,520)	583,612

Other Expenses
Interest expense	(48,294)	(43,202)
Other expenses	(9,743)	(17,588)
Total Other Expense, net	(58,037)	(60,790)

(Loss) Income before Income Taxes	(193,557)	522,822

Income tax expense	54,793	103,935

Net (Loss) Income	$(248,350)	$418,887

Net (Loss) Income per Share
Basic	$(0.02)	$0.01
Diluted	$(0.02)	$0.01

Weighted Average Shares Outstanding
Basic	10,000,000	10,000,000
Diluted	10,000,000	10,000,000

Comprehensive Income (Loss)
Net (Loss) Income	$(248,350)	$418,887
Other Comprehensive Loss
Unrealized foreign currency translation loss	(217,383)	(168,243)
Comprehensive (Loss) Income	$(465,733)	$250,644

UCARE INC.

UNAUDITED CONDESED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICITS

									Total
									Mezzanine
								Accumulated	Equity
	Preferred Shares		Ordinary Shares		Additional	Stock		Other	and
	Number of		Number of		Paid-in	Subscription	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Loss	Deficits

Balance, November 1, 2024	9,777,384	$12,891,574	10,000,000	$1,000	$31,837,949	$(1,000)	$(46,750,013)	$(703,351)	$(2,723,841)

Stock-based compensation	—	—	—	—	16,688	—	—	—	16,688

Net loss	—	—	—	—	—	—	(248,350)	—	(248,350)

Foreign currency translation adjustment	—	—	—	—	—	—	—	(217,383)	(217,383)

Balance, April 30,2025	9,777,384	$12,891,574	10,000,000	$1,000	$31,854,637	$(1,000)	$(46,998,363)	$(920,734)	$(3,172,886)

									Total
									Mezzanine
								Accumulated	Equity
	Preferred Shares		Ordinary Shares		Additional	Stock		Other	and
	Number of		Number of		Paid-in	Subscription	Accumulated	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Loss	Deficits
Balance, November 1, 2023	9,777,384	$9,089,601	10,000,000	$1,000	$35,574,089	$(1,000)	$(47,367,045)	$(589,218)	$(3,292,573)

Accretion on preferred shares to redemption value	—	1,890,599	—	—	(1,890,599)	—	—	—	—

Stock-based compensation	—	—	—	—	32,916	—	—	—	32,916

Net income	—	—	—	—	—	—	418,887	—	418,887

Foreign currency translation adjustment	—	—	—	—	—	—	—	(168,243)	(168,243)

Balance, April 30,2024	9,777,384	$10,980,200	10,000,000	$1,000	$33,716,406	$(1,000)	$(46,948,158)	$(757,461)	$(3,009,013)

UCARE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN U.S. DOLLARS)

	For the Six Months Ended
	April 30,
	2025	2024
Cash Flows from Operating Activities
Net (loss) income	$(248,350)	$418,887
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	10,518	25,229
Stock-based compensation and service expense	16,688	32,916
Allowance for credit losses	339,675	167,207
Loss on disposal of property and equipment	15,564	—
Changes in operating assets and liabilities:
Net decrease in accounts receivable	(118,705)	(536,668)
Net decrease in other accounts receivable	825,076	684,509
Due from related party	4,001	(9,439)
Other assets	3,792	(1,713)
Decrease in deferred tax assets	74,413	92,678
Net increase in taxes payable	3,953	5,246
Net increase salary payable	(256,655)	(447,331)
Net increase in accounts payable and other payables	(406,303)	(1,078,281)
Net Cash Provided by (Used in) Operating Activities	263,667	(646,760)

Cash Flows from Investing Activities
Purchase of property and equipment	(558)	—
Proceeds from sale of property and equipment	3,550	—
Net Cash Provided by Investing Activities	2,992	—

Cash Flows from Financing Activity
Net decrease in long-term borrowings	(37,646)	1,936,064
Net Cash (Used in) Provided by Financing Activity	(37,646)	1,936,064

Effect of Exchange Rate Changes on Cash	(227,203)	(166,986)

Net Change in Cash, Cash Equivalents, and Restricted Cash	1,810	1,122,318

Cash, Cash Equivalents, and Restricted Cash - beginning of the period	267,369	13,331

Cash, Cash Equivalents, and Restricted Cash - end of the period	$269,179	$1,135,649

Supplemental Disclosure of Cash Flow Information
Cash paid for interest expense	$48,294	$43,202

UCARE INC.

NOTES TO UNAUDITED CONDESED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Principal Activities

Ucare Inc. (“Ucare”) is a holding company incorporated in the Cayman Islands on August 28, 2018. Ucare, through two variable interest entities (“VIE”), offers cloud-based Diagnosis Related Company (“DRG”)/Diagnosis Intervention Packet (“DIP”) medical insurance payment products and data analytics services to healthcare institutions in the People’s Republic of China (“PRC” or “China”). Ucare and its subsidiaries (collectively referred to as the “Company”) focuses on the areas of “disease classification” and “medical record quality control.” The Company specializes in the in-depth exploration of healthcare big data and Artificial Intelligence (“AI”) applications, developed an AI-powered “Disease Classification Knowledge Graph” and a comprehensive DRG/DIP solution for hospital management across various departments.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements reflect all adjustments that, in the opinion of management, are of a normal recurring nature and are necessary to fairly present the financial statements for the interim periods. The condensed consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared in accordance with the regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. Results for the interim periods are not necessarily indicative of results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended October 31, 2024.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of wholly owned subsidiaries, VIE and subsidiaries of the VIE over which the Company exercises control and, when applicable, entity for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company accounts and transactions have been eliminated in consolidation.

Subsidiary is entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

An entity is considered to be a VIE if the entity’s equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The Company consolidates entities for which the Company is the primary beneficiary if the entity’s other equity holders do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In determining whether the Company or its subsidiaries is the primary beneficiary of a VIE, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, including the power to appoint senior management, right to direct company strategy, power to approve capital expenditure budgets, and power to establish and manage ordinary business operation procedures.

Upon loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Company retains any interest in the previous subsidiary, then such interest is measured at fair value at the date that control is lost. Subsequently it is accounted for as an equity-accounted investee or as cost method investment depending on the level of influence retained.

Translation of Foreign Currencies

The functional currency is the U.S. dollar for the Company’s Cayman Island operations, Hong Kong dollars for Hong Kong entity, and the Renminbi for all other Company operations. The Company’s reporting currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income (loss).

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the six months ended April 30, 2025 include the assumptions used in assessing impairment of long- term assets, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Cash and Cash Equivalents

Cash and cash equivalents consist of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

At April 30, 2025 and October 31, 2024, the Company’s cash balances by geographic area were as follows:

	April 30,	October 31,
Country:	2025	2024
China	$254,956	$237,707
United States	14,223	29,662
Total cash and restricted cash	$269,179	$267,369

The Company maintains its cash in bank deposit accounts which at times may exceed insured limits. The Company has two bank accounts with U.S. bank subject to FDIC insurance. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash and cash equivalents.

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are stated at the historical carrying amount net of allowance for expected credit losses.

On November 1, 2022, the Company adopted FASB ASC Topic 326 — “Financial Instruments — Credit losses” (“ASC Topic 326”) to estimate the allowance for expected credit losses which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The Company adopted ASC Topic 326 using the modified retrospective approach for all in-scope assets. The adoption of ASC Topic 326 on the Company’s consolidated and combined financial statements was immaterial.

The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

Other Current Asset

Other current asset consists of input value added taxes (“VAT”) credits, which represents the VAT amount that remains unused due to the discrepancy between input and output VAT over a specific period. When output VAT is lower than input VAT, the unused input VAT can be carried forward for deduction in future periods. This unused portion is referred to as carryforward VAT credits. As of April 30, 2025 and October 31, 2024, the balance of other current asset was $158,686 and $162,478, respectively.

Fixed Assets, net

Fix assets are stated at cost less accumulated depreciation and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Estimated Useful Life
Office equipment	3 years
Software	10 years

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. As of April 30, 2025, and October 31, 2024, the Company did not record any impairment charge, as no impairment indicators were noted.

Contract Liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from customers, billings to clients on contracts in advance of work performed and revenue recognized. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Concentration of Credit Risk and Uncertainties

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

No customer accounted for 10% or more of the Company’s revenue during the six months ended April 30, 2025 and 2024. No supplier accounted for 10% or more of the Company’s purchase during the six months ended April 30, 2025 and 2024

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

If a goods or service is not distinct, the goods or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Types of revenue:

SaaS services

The Company provide SaaS services to its customers with its flagship Software as a Service (“SaaS”) platform. The platform integrates hospital data flows to provide efficient, secure, and streamlined operations. The platform supports seven core product areas, including medical record quality control, cost analysis, and decision-making, enabling precise hospital management and etc.. The Company primarily focuses on direct sales and establishing long-term partnerships with hospitals.

A contract is established between the Company and the customer, specifying the services to be performed and the payment terms. By signing the sales contract, customers agree to utilize the Hospital DRG/DIP Collaborative Management Platform and pay the specified consideration. To mitigate credit risk, the Company typically requires advance payments from customers. As of April 30, 2025 and October 31, 2024, the Company recorded contract liabilities of $1,679,113 and $1,464,476, respectively, which will be recognized as revenue upon performance/delivery of the services/products sold. The Company identifies a single performance obligation for the services provided, eliminating the need for transaction price allocation. The contract specifies a fixed amount as the annual service fee. Revenue from fixed-price contracts is recognized on a straight-line basis over the service period as the services are performed.

Software

The Company provides software for the Hospital DRG/DIP Collaborative Management Platform to its customers, designed to facilitate the management of internal hospital DRG/DIP medical insurance. Installation and operational training are conducted for customers before the software is accepted. The Company also offers customers data maintenance service ranging from 1 to 5 years.

A contract is established between the Company and the customer, outlining the terms governing the transfer of products and payment. By signing the sales contract, customers agree to purchase the software for use in the Hospital DRG/DIP Collaborative Management Platform and to pay the specified consideration. To mitigate credit risk, the Company typically requires advance payments from customers. Two performance obligations are identified – sales of the software and data maintenance services provided. The contract specifies a fixed amount for each performance obligation. Accordingly, revenue from software sales is recognized at point in time when the title and risk of loss transfer to the customer, delivery is deemed complete, and customer acceptance is confirmed. Revenue from data maintenance service is recognized on a straight-line basis over the service period.

Other

The interface fee refers to the charge for integrating with the internal system. Revenue is recognized at the point when the integration is successfully completed.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Six Months Ended April 30,
	2025	2024
SaaS services	$1,049,996	$2,135,410
Software	80,499	5,225
Other	881,788	992,166
Total revenue	$2,012,283	$3,132,801

Cost of Revenue

Cost of revenue includes cost of hardware and devices, SaaS operational and maintenance expenses, and tax charges.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the six months ended April 30, 2025 and 2024, selling and marketing costs amounted to $650,798 and $1,090,742, respectively. Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $-0- for the six months ended April 30, 2025 and 2024.

Research and Development Expenses

Research and development expenses are expensed in the period when incurred. These costs primarily consist of designing, coding, project management, and other IT services related to developing and enhancing the project.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely- than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of April 30, 2025 and October 31, 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense, if any. There were no such interest and penalties as of April 30, 2025 and October 31, 2024.

Value Added Tax

Revenues from SaaS service and other services is subject to a VAT of 6%. Software sales is subject to a VAT of 13%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services/products provided/sold. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive loss.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest. Assets and liabilities measured at fair value on a recurring basis.

Earnings per Share

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the six months ended April 30, 2025, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of stock options and convertible preferred shares. Ordinary shares equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti- dilutive impact.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Six Months Ended April 30,
	2025	2024
Convertible preferred shares	9,777,384	9,777,384
Stock options	1,710,456	1,683,331

Comprehensive Income (Loss)

Comprehensive income is comprised of net income (loss) and all changes to the statements of shareholders’ equity (deficit), except those due to investments by shareholders and changes in paid-in capital. For the Company, comprehensive income for the six months ended April 30, 2025 and 2024 consisted of net income and unrealized income (loss) from foreign currency translation adjustment.

Related Parties

A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the six months ended April 30, 2025 and 2024, all of the Company’s customers are in the PRC and all revenue is derived from the provision of SaaS services and software.

Going Concern

These unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying unaudited condensed consolidated financial statements, the Company’s working capital deficit and shareholders’ deficit were $577,605 and $16,064,460,respectively, as of April 30, 2025. The Company had incurred accumulated deficit of $46,998,363.

These matters raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital, implement its business plan, and generate significant revenues. There are no assurances that the Company will be successful in its efforts to generate significant revenues, maintain sufficient cash balance or report profitable operations or to continue as a going concern. The Company plans to raise capital through the sale of equity to implement its business plan. However, there is no assurance these plans will be realized and that any additional financings will be available to the Company on satisfactory terms and conditions, if any.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40), which requires disaggregated disclosure of income statement expenses for public business entities. The objective of ASU 2024-03 is to “address requests from investors for more detailed information about the types of expenses . . . in commonly presented expense captions (such as cost of sales, selling, general, and administrative expenses, and research and development).” Investors advised the FASB that “disclosure of disaggregated information about expenses is critically important in understanding an entity’s performance, assessing an entity’s prospects for future cash flows, and comparing an entity’s performance over time and with that of other entities.” ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring public entities to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements. ASU 2024-03 is effective for all public entities for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company does not expect the adoption to have a material impact on the consolidated financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 3 – Accounts receivable, net

Accounts receivable, net consists of the following:

	April 30,	October 31,
	2025	2024
Accounts receivable	$5,280,174	$5,161,469
Allowance for credit losses	(894,223)	(566,572)
Total accounts receivable, net	$4,385,951	$4,594,897

The Company has collected $643,193 of its accounts receivable subsequent to yearend to the date of this report.

Movements of Allowance for credit losses are as follows:

	April 30,	October 31,
	2025	2024
Beginning balance	$566,572	$345,310
Addition	339,675	209,624
Exchange rate effect	(12,024)	11,638
Ending balance	$894,223	$566,572

Note 4 - Prepaid Assets and Other Receivable

Prepaid assets and other receivable consisted of the following:

	April 30,	October 31,
	2025	2024
Receivable from a third-party (1)	$1,169	$846,548
Deposits (2)	78,627	85,267
Others (3)	60,079	33,136
	$139,875	$964,951
(1)	Consists of advances made to a third-party company to pay for operating expenses.
(2)	Consists of rent deposits and deposits on bidding. Some customers may require the Company to pay a certain amount of deposit during the bidding process which will be refunded upon completion of the sales.
(3)	Consists of prepaid rent, advances to employees for travel expenses, office supply purchases, and etc.

Note 5 – Fixed Assets, net

Fixed assets consisted of the following:

	April 30,	October 31,
	2025	2024
Office equipment	$231,522	$634,291
Software	59,035	60,302
Less: accumulated depreciation	(254,872)	(627,630)
	$35,685	$66,963

For the six months ended April 30, 2025 and 2024, depreciation expense amounted to $10,518 and $25,229, respectively.

Note 6 – Taxes Payable

Taxes payable consisted of the following:

	April 30,	October 31,
	2025	2024
VAT Payable	205,503	199,982
Others	61,944	63,512
	267,447	263,494

Note 7 – Salary Payable

Salary payable consisted of the following:

	April 30,	October 31,
	2025	2024
Salary payable	$1,066,119	$1,319,758
Social security payable	128,697	131,713
	$1,194,816	$1,451,471

Note 8 – Accrued Liabilities and Other Payable

Accrued liabilities and other payables consisted of the following:

	April 30,	October 31,
	2025	2024
Payable to a third-party company (1)	$129,865	$744,243
Payable to payroll agent	358,360	405,462
Payable to employees	182,581	195,278
Others	302,193	193,414
	$972,999	$1,538,398
(1)	Consists of advances received from a third-party company which is short-term in nature, non-interest bearing, unsecured and repayable on demand. The Company used the advances to pay for operating expenses.

Note 9 – Short-term Loan

On December 15, 2022, Beijing Youkai obtained a short-term loan in the amount of RMB 2,000,000 (approximately $273,000) from Bank of Beijing Co., Ltd. Zhongguancun Branch with an interest rate of LPR per annum and due on December 14, 2023. The loan was guaranteed by Beijing Guohua Wenke Financing Guarantee Co., Ltd.. The loan was repaid in full in December 2023.

On March 10, 2023, Beijing Yading obtained a short-term loan in the amount of RMB 2,700,000 (approximately $369,000) from Bank of Hangzhou Co., Ltd. Zhongguancun Branch with an interest rate of 4.8% per annum and due on March 9, 2024. The loan was guaranteed by Beijing Haidian Technology Enterprise Financing Guarantee Co., Ltd.. The loan was repaid in full in March 2024.

On December 25, 2023, Beijing Yading obtained a short-term loan in the amount of RMB 3,000,000 (approximately $421,000) from Bank of Beijing Co., Ltd. Zhongguancun Branch with an interest rate of LPR per annum and due on December 24, 2024. The loan was guaranteed by Beijing Guohua Wenke Financing Guarantee Co., Ltd.. As of April 30, 2025 and October 31, 2024, the outstanding balance for this loan was $412,621 and $421,479, respectively. The loan was repaid in full on December 9, 2024 and reborrowed for the same amount.

Note 10 – Long-term Loan

On June 20, 2023, Beijing Yading obtained a long-term loan in the amount of RMB 9,750,000 (approximately $1,333,000) from Huaxia Bank Co., Ltd. Beijing Dongsi Branch with an interest rate of LPR per annum and due on June 20, 2026. The loan is secured by the Company’s CEO’s residential property. As of April 30, 2025 and October 31, 2024, the outstanding balance for this loan was $1,341,017 and $1,369,805, respectively.

On December 4, 2023, the Company obtained a long-term loan in the principal amount of $2,150,000 from Sinovation Fund IV, L.P. (“Sinovation”). The loan has a two-year term, with the principal and accrued interest due for repayment on the maturity date. Unless Sinovation exercises the Call Option (as defined below) on or before the maturity date, the loan will accrue interest at an annual rate of 12%, or at a rate of 18% (“Default Rate”) in the event of a default by the Company. In the event that the Company fails to pay any amount due as principal or the interest on the maturity date, (i) the interest will accrue at the Default Rate from the maturity date through the date of the actual payment, and (ii) a surcharge interest at the rate of 0.05% per diem will also accrue on the outstanding loan balance. The loan is guaranteed by the Company’s CEO and one of the its ordinary shareholder (the “Shareholder”). The Shareholder has agreed to grant to Sinovation, a call option (“Call Option”) over 1,723,367 ordinary shares of the Company. Upon the exercise of this Call Option, such ordinary shares will be reclassified as Series Angel preferred shares, which shall have the rights, privileges and restrictions ranking pari passu with Series A-1 preferred shares. The Call Option shall be exercisable at any time after the call agreement is executed and will expire on December 4, 2025. If Sinovation exercises the Call Option, it waives the right to claim repayment of the $2,150,000 loan. In June 2025, Sinovation exercised the Call Option and the loan was considered repaid.

Note 11 – Related Party Transactions

Due from related party

As of April 30, 2025 and as of October 31, 2024, the balance due from related party was $186,381 and $190,382, respectively. The balance represents multiple advances provided to a related party company, which is 86.43% owned by the Company’s Chairman, to support its working capital needs. The balance was short-term in nature, unsecured, repayable on demand, and bears no interest. The Company historically has not experienced an uncollectible receivable from the related party. Management believes that the related party receivable is fully collectable. Therefore, no Allowance for credit losses is deemed to be required on its due from related party at April 30, 2025 and as of October 31, 2024. During the six months ended April 30, 2025 and 2024, the Company advances to the related party company nil and nil, respectively, and received nil and $9,439, respectively, for repayment.

Due to related parties

Due to related party consisted of the following:

	April 30,	October 31,
	2025	2024
Jingpeng Guo (1)	$11,003	$11,239
Ye Li (2)	1,705	1,742
Wei Zhu (3)	121,035	123,634
Xiamen Heying (defined below) (4)	69,073	70,556
Total	$202,817	$207,171
(1)	Vice President of the Company
(2)	Director of the Company
(3)	Chairman and Chief Executive Office of the Company
(4)	Xiamen Heying Information Technology Ltd. (“Xiamen Heying”), which was 86.43% owned by Mr. Wei Zhu

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company and advances from the related parties for working capital. During the six months ended April 30, 2025 and 2024, the Company borrowed nil and nil-, respectively, from related parties and repaid nil and $119,826, respectively, to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Note 12 – Lease

All of the Company’s leases are classified as operating leases and primarily consist of real estate leases for corporate offices and other facilities. The Company’s lease agreements do not contain any residual value guarantees, restrictions or covenants. Cash paid for lease expenses was approximately $20,186 and $73,133 for the years ended April 30, 2025 and 2024, respectively.

The following table presents operating lease cost reported in rent expenses on the consolidated statements of operations and comprehensive income/(loss) related to the Company’s leases:

	For the six months ended April 30,
	2025	2024
Operating lease expense	$15,601	$33,121

Note 13 – Mezzanine Equity

The Company was authorized to issue 9,777,384 shares of preferred shares with a par value of $0.0001 each, of which, (i) 1,476,741 shares are designated as Series A-1 Preferred Shares, (ii) 601,884 shares are designated as Series A-2 Preferred Shares, (iii) 2,054,487 shares are designated as Series B-1 Preferred Shares, (iv) 3,668,728 shares are designated as Series B-2 Preferred Shares, and (v) 1,975,544 shares are designated as Series B+ Preferred Shares.

Since inception to October 31, 2022, 9,777,384 preferred shares were issued and outstanding. There was no additional issuance since October 31, 2022 to date. The following table summarized the preferred shares outstanding as of April 30, 2025:

			Number
Issuance Date	Class of Shares	Warrants	of Shares
March 8, 2019	Series A-1 Preferred Shares		1,476,741
March 8, 2019	Series A-2 Preferred Shares		601,884
October 15, 2019	Series B-1 Preferred Shares		1,630,545
December 22, 2020	Series B-1 Preferred Shares	Series B-1 warrant	423,942
June 21, 2021	Series B-2 Preferred Shares		2,934,983
June 21, 2021	Series B-2 Preferred Shares		733,745
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	372,429
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	1,241,431
June 13, 2022	Series B+ Preferred Shares	Series B+ warrant	198,629
June 21, 2022	Series B+ Preferred Shares		163,055
			9,777,384

In connection with the preferred shares issuances, the Company issued warrants to its preferred shareholders to purchase a total of 423,942 shares of Series B-1 preferred shares (“Series B-1 Warrant”) and 1,812,489 shares of Series B+ preferred shares (“Series B+ Warrant”) as of October 31, 2022. There was no additional issuance since October 31, 2022 to date.

The Series B-1Warrants have an exercise price of $3.0665 per share. The Series B+ Warrants have an exercise price of $6.1329 per share.

Certain rights, preferences and privileges of the preferred shares are as follows:

Dividends Rights

The directors may declare dividends and distributions on preferred shares in issue and authorize payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realized or unrealized profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, the holders of the preferred shares shall be entitled to receive for each preferred shares held by such holder, on parity with each other and prior and in preference to any distribution of any of the assets or funds of the Company to the holders of any other class or series of shares by reason of their ownership of such shares, an amount equal to the sum of (i) 100% of the issue price, (ii) an compound return at an annual interest rate of 10% for each year, and (iii) any and all accrued or declared but unpaid dividends on such preferred shares. The remaining liquidation funds shall be distributed ratably among the ordinary shareholders and the preferred shareholders in proportion to the number of shares held by them.

Conversion Rights

The holders of the preferred shares shall have the rights described below with respect to the conversion of the preferred shares into ordinary shares:

●	Any preferred share may, at the option of the holder, be converted at any time after the date of issuance of such shares, into ordinary shares based on the then-effective conversion price
●	Each preferred share shall automatically be converted into ordinary shares based on the then-effective conversion price for such preferred share in effect at the time immediately upon the closing of a qualified IPO

The conversion price shall be adjusted and re-adjusted from time to time if as a result of share split, division, combination, dividend, reorganization, mergers, consolidations, re-classifications, exchanges, substitutions, recapitalization or similar events.

Voting Rights

The holder of any preferred share issued and outstanding, whether in person or by proxy, shall have one vote for each preferred share held by such holder. Moreover, the rights relating to the capital shares, such as any amendment or change of the rights, preferences, privileges or powers of the preferred shares, or any stock split, share consolidation and others should be protective, and the Company shall not take any actions without the affirmative vote or prior written consents of the ordinary majority and the preferred majority.

Redemption Rights

Provided that a qualified IPO or a deemed liquidation event has not been consummated by the Company on or before December 31, 2027, the preferred holder has rights to require the Company redeem all or a portion of such shares at the redemption price, which shall be the sum of (x) 100% of the applicable preferred share purchase price, (y) a compound return at an annual interest rate of 10% for each year, and (z) any declared but unpaid dividends on such preferred share, upon written notice. Once received such notice, the Company shall not (and shall not permit any subsidiary to) take any action which would have the effect of delaying, undermining or restricting the redemption.

SEC Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. In accordance with applicable accounting standards, all outstanding preferred shares were qualified as redeemable securities and are classified as mezzanine equity.

As of April 30, 2024, the Company recorded $10,979,222 in accrued interest, with a 10% annual compound rate, and added it to the carrying value of the preferred shares, resulting in the carrying amount accreted to $10,980,199.

As of April 30, 2025, the Company recorded $12,890,596 in accrued interest, with a 10% annual compound rate, and added it to the carrying value of the preferred shares, resulting in the carrying amount accreted to $12,891,574.

In June 2025, all preferred shares were converted to ordinary shares.

In accounting for the issuance of the preferred shares under ASU 2020-06, the Company recorded each issuance as a single amount in its entirety according to the new framework. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments.

Note 14 - Equity

Ordinary Shares

The Company was authorized to issue 490,222,616 ordinary shares with a par value of $0.0001 each.

As of April 30, 2025 and as of October 31, 2024, 10,000,000 shares were issued and outstanding.

2021 Performance Incentive Plan

The Company adopted the 2021 Share Incentive Plan in September 2021 and reserved 1,764,706 ordinary shares for issuance thereunder. As of April 30, 2025 and as of October 31, 2024, the Company had issued a total of 1,764,706 shares of ordinary shares. Employees granted an option shall be categorized into two categories: Company A and Company B, each with different vesting periods.

Stock-based Compensation

In 2021, options to purchase an aggregate of 1,202,906 shares of ordinary shares were granted to 11 employees at an exercise price of $0.01 per share. These options were categorized under Company A. The options have terms of 10 years and were fully vested on the grant date. The fair value of the options on the date of grant using the Black-Scholes option-pricing model was $4,918,201.

In 2022, options to purchase an aggregate of 453,300 shares of ordinary shares were granted to 32 employees at an exercise price of $0.01 per share. These options were categorized under Company A. The options have terms of 10 years and were fully vested on the grant date. The fair value of the options using the Black-Scholes option-pricing model with the assumptions below on the date of issuance was $2,780,044:

Company A
Expected term in years	7.17 - 7.92
Stock price	$4.0886 - 6.1329
Expected dividend yield	0%
Volatility	27.09%
Risk-free interest Rate	1.5%
Initial fair value per share	$4.0886 - 6.1329

In 2021, options to purchase an aggregate of 66,000 shares of ordinary shares were granted to 7 employees at an exercise price of $2.86 per share. These options were categorized under Company B. The options have a term of 10 years, with 25% of the shares subject to the options vesting every twelve months from the grant date, contingent upon the recipient’s continued service with the Company. The fair value of the options on the date of grant using the Black-Scholes option-pricing model was $136,488.

In 2022, options to purchase an aggregate of 42,500 shares of ordinary shares were granted to 2 employees at an exercise price of $2.86 per share. These options were categorized under Company B. The options have a term of 10 years, with 25% of the shares subject to the options vesting every twelve months from the grant date, contingent upon the recipient’s continued service with the Company. The fair value of the options using the Black-Scholes option-pricing model with the assumptions below on the date of issuance was $165,648:

Company B
Expected term in years	7.17 - 8.17
Stock price	$4.0886 - 6.1329
Expected dividend yield	0%
Volatility	27.09%
Risk-free interest Rate	1.5%
Initial fair value per share	$2.068 - 3.8976

During the six months ended April 30, 2025 and 2024, the Company recognized option stock-based compensation expense of $16,688 and $32,916, respectively.

Note 15 – Commitments and Contingencies

Commitments

As of April 30, 2025, there was no future minimum payments during the next five fiscal years and thereafter.

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Note 16 – Subsequent Events

The Company entered into a share exchange agreement (the “Agreement”) with Tian Ruixiang Holdings Ltd. (“TRX”), all shareholders of Ucare (the “Sellers”), and Mr. Wei Zhu serving as seller representative. Pursuant to the Agreement, the Purchaser has agreed to acquire 100% of Ucare’s issued and outstanding shares from the Sellers (the “Acquisition”), in exchange for newly- issued class A ordinary shares of a par value of US$0.025 each, of TRX (the “TRX Exchange Shares”).

On June 30, 2025, the Company closed the Acquisition for a purchase price of 101,486,575 TRX Exchange Shares. On the same day, the Company issued an aggregate of 10,148,658 Class A Ordinary Shares, representing 10% of the TRX Exchange Shares, to the financial consultant and/or its designees.

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has evaluated all events or transactions that occurred after April 30, 2025, up through the date the Company issued the unaudited condensed consolidated financial statements and concluded that no other material subsequent events to be disclosed.